CERTIFICATE OF QUALIFIED PERSON

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, as the co-author of this report “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico,” dated 6 August, 2014 and prepared for Great Panther Silver Limited., do hereby certify that;

1. I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.

2. I am presently employed as VP Exploration for Great Panther Silver Limited.

3. I have been employed in my profession by various companies since graduation in 1975.

4. I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.

5. I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6. I have visited the San Ignacio Project on numerous occasions since 2006, most recently on May 27th, 2014.

7. I am the author responsible for completed Sections 4 through 9, 13, 15 through 23, and the relevant portions of Sections 1, 2, 3, and 24 through 28 of this Technical Report utilizing data supplied by the persons listed in the References section of this report and Company databases.

8. To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9. I am not independent of Great Panther Silver Limited as defined in Section 1.4 of NI 43-101 as I was appointed VP Exploration in April of 2004.

10. I have read NI 43-101 and NI 43-101F1 and have prepared the technical report in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

“Robert F. Brown”

Robert F. Brown, P. Eng., B.C.

DATED at Vancouver, British Columbia, this 6 day of August, 2014